

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 4, 2023

Eileen Wynne
Chief Financial Officer
IDEX Biometrics ASA
Dronning Eufemias gate 16
NO-0191 Oslo, Norway

> **Re: IDEX Biometrics ASA**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-39810**

Dear Eileen Wynne:

We have reviewed your September 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Changes in Equity, page F-5

1. We note your response to our prior comment and have considered the additional information you provided to us during our call with you on November 8, 2022 to explain the nature and purpose of the Company's reduction in share premium to offset against accumulated loss. However, we object to the Company's reclassification of share premium against accumulated loss. Please amend your Form 20-F for the fiscal year ended December 31, 2021 to restate your financial statements for the fiscal years ended December 31, 2020 and 2021 accordingly. Alternatively, provide a materiality analysis to support your conclusion that the impact of the error is not material.

2. We note from your prior response that in order to be eligible for the SkatteFUNN government grant program you were required to meet certain equity ratio criteria. Please

tell us if a restatement of the reclassifications of share premium against accumulated deficit will impact your ability to receive or retain funds received under the grant program. Also, in light of your restatement of the reclassification of share premium against accumulated deficit, please provide risk factor disclosure regarding your ability to comply with the conditions of the government grant program SkatteFUNN, and your ability to retain previously received funds as well as recognize future SkatteFUNN receipts. We refer you to paragraph 7 of IAS 20.

3. In a related matter, please tell us your consideration of management's assessment of the effectiveness of ICFR in light of the restatement. If no consideration will be given, please explain why. That is, please explain to us why you believe internal controls over financial reporting continue to be effective in light of the error and why no modifications to the disclosures contained management's report, including any material changes made to ICFR, are required.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology